EXHIBIT 11

UNITIL CORPORATION AND SUBSIDIARY COMPANIES

COMPUTATION OF EARNINGS PER WEIGHTED AVERAGE COMMON SHARE OUTSTANDING

(Millions except common shares and per share data)

(UNAUDITED)

	Three Months Ended June 30,		Six Months Ended June 30,
	2015	2014	2015	2014
Net Income	$1.7	$1.1	$15.3	$13.7
Weighted Average Number of Common Shares Outstanding – Basic (000’s)	13,912	13,837	13,880	13,828
Dilutive Effect of Stock Options and Restricted Stock (000’s)	3	5	3	4
Weighted Average Number of Common Shares Outstanding – Diluted (000’s)	13,915	13,842	13,883	13,832
Earnings Per Share – Basic and Diluted	$0.12	$0.08	$1.10	$0.99